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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       AMERICAN SHARED HOSPITAL SERVICES
                       ---------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                  029595-10-5
                                  -----------
                                 (CUSIP Number)


                                 Richard Magary
                       American Shared Hospital Services
                      Four Embarcadero Center, Suite 3620
                     San Francisco, California  94111-4155
                                 (415) 788-5300

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 17, 1995
                                  ------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 029595-10-5                                         PAGE 2 OF 6 PAGES


- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ernest A. Bates, M.D.
        SS# ###-##-####
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
- -------------------------------------------------------------------------------
3       SEC USE ONLY

- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        00
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            / /
- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Citizenship:  United States
- -------------------------------------------------------------------------------
                    7       SOLE VOTING POWER
                            1,189,000

 NUMBER OF          -----------------------------------------------------------
  SHARES            8       SHARED VOTING POWER
BENEFICIALLY                -0-
 OWNED BY
   EACH             -----------------------------------------------------------
 REPORTING          9       SOLE DISPOSITIVE POWER
  PERSON                    1,189,000
  WITH
                    -----------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            -0-

- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON
        1,189,000
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.72%
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
- -------------------------------------------------------------------------------




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                                  SCHEDULE 13D

CUSIP NO. 029595-10-5                                         PAGE 3 OF 6 PAGES


ITEM 1           SECURITY AND ISSUER

                 This statement on Schedule 13D relates to the Common Shares, without par value (the "Common Shares"), of American Shared Hospital Services, a California corporation (the "Company"), with principal executive offices located at Four Embarcadero Center, Suite 3620, San Francisco, California 94111-4155.

ITEM 2           IDENTITY AND BACKGROUND

                 This statement is being filed on behalf of Ernest A. Bates, M.D. ("Dr. Bates"), the Chairman and Chief Executive Officer of the Company. His business address is c/o American Shared Hospital Services, Four Embarcadero Center, Suite 3620, San Francisco, California 94111-4155. Dr. Bates is a citizen of the United States.

                 During the last five years, Dr. Bates has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 On May 17, 1995, the Company issued 184,000 Common Shares to Dr. Bates in partial consideration of his personal guarantee of $6,500,000 of new loans made to the Company (or its affiliates) by a third party lender and his agreement to enter into an employment contract. No cash payment was made by Dr. Bates in connection with his receipt of such Common Shares.

ITEM 4           PURPOSE OF TRANSACTION

                 The securities to which this statement relates were acquired and are held for investment purposes, and Dr. Bates has no plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through
                 (j) of Item 4 of Schedule 13D. Dr. Bates reserves the right to dispose of the securities to which this statement relates or to acquire additional Common Shares.





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                                  SCHEDULE 13D

CUSIP NO. 029595-10-5                                         PAGE 4 OF 6 PAGES


ITEM 5           INTEREST IN SECURITIES OF THE ISSUER

                 (a) Dr. Bates beneficially owns 1,189,000 Common Shares. The total outstanding number of Common Shares is 3,870,401 (which excludes immediately exercisable options and warrants giving the holders the right to acquire up to an additional 441,000 Common Shares). This represents 30.72% of the outstanding Common Shares.

                 (b) Dr. Bates has the sole power to vote and dispose of the Common Shares described in Item 5(a) as beneficially owned by him.

                 (c) On May 17, 1995, the Company issued 184,000 Common Shares to Dr. Bates in partial consideration of his personal guarantee of $6,500,000 of new loans made to the Company (or its affiliates) by a third party lender and his agreement to enter into an employment contract.

                 (d)      Not applicable.

                 (e)      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 On May 17, 1995, the Company completed the repurchase of approximately 96% of its outstanding Senior Subordinated Notes, which had been in default since October 1992, for a combination of cash, Common Shares and Warrants to purchase Common Shares. The repurchase of the Senior Subordinated Notes was the culmination of a restructuring of the Company's indebtedness. Funding for the repurchase was provided by two secured credit facilities that permit borrowings up to $6,500,000. Dr. Bates personally guaranteed the credit facilities. In partial consideration of these guarantees and Dr. Bates's agreement to enter into an employment contract, the Company issued to Dr. Bates 184,000 Common Shares.

                 The Company has announced its intention to call a shareholders' meeting in 1995 in part to obtain shareholder approval of the issuance of an additional 1,495,000 Common Shares (or options to purchase 1,495,000 Common Shares at $0.01 per share) to Dr. Bates. If the Company's shareholders approve the proposal, it is expected that Dr. Bates would own approximately 46.76% of the outstanding Common Shares (not including immediately exercisable warrants to purchase up to an additional 539,000 Common Shares and a management stock option plan covering up to 330,000 Common Shares). The former holders of approximately 96% of the Company's Senior Subordinated Notes, who own 819,000 Common Shares (approximately 21.16% of the outstanding Common Shares), have agreed to vote such shares in favor of the proposed issuance of Common Shares to Dr. Bates.





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                                  SCHEDULE 13D

CUSIP NO. 029595-10-5                                         PAGE 5 OF 6 PAGES



ITEM 7           MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit 1. Note Purchase Agreement dated as of May 12, 1995 among SunAmerica (as defined therein), Apollo (as defined therein), Grace Brothers, Ltd., Upchurch (as defined therein), the Company and Dr. Bates.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated May 26, 1995             /s/ Ernest A. Bates
                                        ____________________________________
                                        (Signature)

                                        Ernest A. Bates, M.D.
                                        _____________________
                                        (Name)





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                                  SCHEDULE 13D

CUSIP NO. 029595-10-5                                         PAGE 6 OF 6 PAGES


                                    EXHIBITS

                 1. Note Purchase Agreement dated as of May 12, 1995 among SunAmerica (as defined therein), Apollo (as defined therein), Grace Brothers, Ltd., Upchurch (as defined therein), the Company and Dr. Bates.